SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For further information please contact:	COMPANY ANNOUNCEMENT

Unibanco Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901 - Brazil
Tel.: (55 11) 3097-1313
Fax: (55 11) 3097-4830 / 3813-6182
E-mail: investor.relations@unibanco.com.br
www.ri.unibanco.com.br

UNIBANCO ANNOUNCES THE ACQUISITION OF HIPERCARD

(São Paulo, March 1st, 2004) - Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings (“Unibanco Holdings”), as established in CVM Instruction 358/02, announce the acquisition, through their subsidiaries, of the total capital of HiperCard Administradora de Cartão de Crédito Ltda. (“HiperCard”), from the Dutch group Koninklijke Ahold N.V. (“Ahold”), for R$ 630 million (six hundred and thirty million reais). The price is subject to adjustments to be determined within the next 60 (sixty) business days.

HiperCard was founded in 1982 to be Bompreço supermarkets private label credit card company and is presently accepted in more than 60 thousand points-of-sale in the Northeast of Brazil. The company has today 2.3 million cards issued and posted revenues of R$ 3.6 billion in 2003. HiperCard is the main mean of payment used in the Bompreço supermarket chain.

Unibanco and Bompreço S.A. – Supermercados do Nordeste (after being acquired by Wal-Mart) also signed a service agreement (“Master Services Agreement”), governing the relationship between HiperCard and Bompreço and preserving the current business model. This way, all services offered by HiperCard will be maintained and HiperCard will continue to be Bompreço’s clients preferential mean of payment. The relationship with the 60 thousand points-of-sale will also be maintained.

The transaction is subject to the approval of the relevant regulatory authorities.

Unibanco – União de Bancos Brasileiros S.A.	Unibanco Holdings S.A.
José Lucas Ferreira de Melo	Geraldo Travaglia Filho
Investor Relations Director	Investor Relations Director

***

Please note that the original Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 01, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.